[redacted]

07069475

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Forest City Enterprises, Inc.
Exact name of Registrant
as specified in charter

38067
Registrant CIK number

RECEIVED
JUN 29 2007
185
SECTION

Form 11-K for Forest City 401(k)
Employee Savings Plan & Trust
(for fiscal year ended December 31, 2006)
Electronic report, schedule or registration
statement of which the documents are
a part (give period of report)

1-4372
SEC file number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:
The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, June 28, 2007.

Forest City Enterprises, Inc.
(Registrant)

PROCESSED
JUL 09 2007
THOMSON
FINANCIAL

By: ________________
Thomas G. Smith
Executive Vice President, Chief Financial Officer and Secretary

Filings Made by Person Other Than the Registrant:
After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, 20___, that the information set forth in this statement is true and complete.

By: ________________
(Name)

____
(Title)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to _________

Commission file number 1-4372

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FOREST CITY 401(k) EMPLOYEE SAVINGS PLAN & TRUST

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FOREST CITY ENTERPRISES, INC.
Terminal Tower
50 Public Square, Suite 1100
Cleveland, Ohio 44113

Exhibit Index is located on sequential page 16.

Total number of sequential pages = 18

FOREST CITY 401(k) EMPLOYEE SAVINGS PLAN & TRUST

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

AT DECEMBER 31, 2006 AND 2005 AND
FOR THE YEAR ENDED DECEMBER 31, 2006

Forest City 401(k) Employee Savings Plan & Trust
Table of Contents

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* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

3.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator
Forest City 401(k) Employee Savings Plan & Trust

We have audited the accompanying statement of net assets available for benefits of the Forest City 401(k) Employee Savings Plan & Trust (the "Plan") as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans", for the years ended December 31, 2006 and 2005.

We also have audited the adjustments to the 2005 financial statement to retrospectively apply the change in accounting for fully benefit-responsive investment contracts, as described in Note 2 and Note 3 to the financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures related to the 2005 financial statement of the Plan other than with respect to the adjustments, and accordingly, we do not express an opinion or any other form of assurance on the 2005 financial statement taken as a whole.

4.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Cleveland, Ohio
June 19, 2007

5.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
BP Tower, 27th Floor
200 Public Square
Cleveland OH 44114-2301
Telephone (216) 875 3000
Facsimile (216) 566 7846
www.pwc.com

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Forest City 401(k) Employee Savings Plan & Trust:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Forest City 401(k) Employee Savings Plan & Trust (the "Plan") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Cleveland, OH
June 27, 2006

6.

Forest City 401(k) Employee Savings Plan & Trust
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets		
Investments, at fair value	$ 85,773,965	$ 66,262,555
Receivables:		
Employer contributions	2,525,760	1,170,652
Participant contributions	12,019	8,711
Total receivables	2,537,779	1,179,363
Net assets reflecting all investments at fair value	88,311,744	67,441,918
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	42,381	38,538
Net assets available for benefits	$ 88,354,125	$ 67,480,456

The accompanying notes are an integral part of these financial statements

7.

Forest City 401(k) Employee Savings Plan & Trust
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006

Additions:		
Additions to net assets attributed to:		
Contributions:		
Participant	$	7,619,692
Rollovers		981,591
Employer		2,525,993
		11,127,276
Investment gain:		
Net appreciation in fair value of investments		11,874,254
Dividends		2,190,549
Interest		108,251
		14,173,054
Total additions		25,300,330
Deductions:		
Deductions from net assets attributed to:		
Benefits paid to participants		4,415,627
Loan origination fees		11,034
Total deductions		4,426,661
Net increase		20,873,669
Net assets available for benefits:		
Beginning of year		67,480,456
End of year	$	88,354,125

The accompanying notes are an integral part of these financial statements

1. Description of the Plan

The following description of the Forest City 401(k) Employee Savings Plan & Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

A. *General.* The Plan is a defined contribution plan covering all employees of Forest City Enterprises, Inc. (the "Company"), except contract security and employees covered by collective bargaining agreements that do not permit participation in the Plan. Employees of RMS Investment Corporation and RMS Management Company (collectively "RMS"), both of which are affiliates of the Company, are also covered by the provisions of the Plan. During 2006, RMS contributed $53,974 and RMS participants contributed $132,285. The Company and RMS are herein collectively referred to as the Employers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

B. *Eligibility.* Employees who have completed six months of service and have attained age 21 are eligible. Employee contributions are required for Plan participation.

C. *Participant Accounts.* Each participant's account is credited with the participant's contribution (deferred compensation), the Employers' matching contribution, and allocation of the Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

D. *Contributions.* Each year, participants may contribute up to 50 percent of pretax annual compensation, subject to statutory limitations imposed by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 28 investment options. Each year the Employers contribute to the Plan a discretionary matching contribution equal to a percentage of each participant's contribution, subject to a maximum per participant. The Employers' matching contribution for 2006 was the greater of the following: 200% of the first $500 and 100% of the next $500 of each participant's deferred compensation, up to an annual maximum of $1,500; or 50% of deferred compensation on the first 6% of employee wage contribution, up to an annual maximum of $3,500.

E. *Vesting.* Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants vest in the Employers' contribution by being actively employed on the last day of the Plan year for which the contribution applies.

F. *Payment of Benefits.* Lump-sum payments are made for normal retirement, death, total and permanent disability, termination, financial hardship, or upon reaching age 59 1/2.

1. Description of the Plan - Continued

G. *Loans to Participants.* Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their cumulative contributions and related earnings. The loans are secured by the balance in the participant's account and bear interest at 1% above prime (ranging from 5% to 10.5% at December 31, 2006), which is fixed at the inception of the loan. Loan balances are amortized on a level basis over a period not to exceed five years, except for a loan used to acquire a participant's principal residence, which may be amortized over a period longer than five years. Principal and interest paid by the participant is credited to the participant's account.

2. Summary of Significant Accounting Policies

Basis of Accounting. The accompanying financial statements of the Plan were prepared under the accrual method of accounting.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition. The valuation of investments has been provided by T. Rowe Price, the Trustee, and represents fair value. Shares of registered investment companies are valued at published market prices which represent the net asset value of shares held by the Plan at year end. Investments in common trust funds are generally valued at their net asset value. Investment contracts held by the T. Rowe Price Stable Value Fund that are fully benefit-responsive investment contracts, e.g., guaranteed investment contracts (GICs), synthetic investment contracts (SICs) and wrap contracts, are valued at fair value in the Statement of Net Assets Available for Benefits and then adjusted to their contract value, as described further in the next paragraph. The fair value of GICs is generally determined by discounting the scheduled future payments required under the contract; the fair value of the securities underlying SICs is generally reflected by market value at the close of business on the valuation date; and the fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost based on issuer quotes. Company stock fund is valued based on its year-end closing price. Participant loans are valued at their outstanding balances, which approximates fair value.

Effective December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position No. AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP") with respect to fully benefit-responsive investment contracts held in the T. Rowe Price Stable Value Fund. Under the FSP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets of an investment company attributable to fully benefit-responsive investment contracts because that is the

2. Summary of Significant Accounting Policies - Continued

amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents investment contracts at fair value and an adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The prior year statement was restated to conform to this new presentation. The FSP has no effect on net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses and unrealized appreciation and depreciation on those investments.

Other. Administrative expenses of the Plan are paid by the Employers. Loan origination fees are the responsibility of the participants, and are withdrawn from their investment accounts by the Trustee.

Payment of Benefits. Benefits are recorded when paid.

Risks and Uncertainties. The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

New Accounting Standards. In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value, and expands disclosure about the use of fair value measurements. SFAS No. 157 does not require new fair value measurements, but applies to accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating the effect of SFAS No. 157, however, it is not expected to have a material impact on the Plan's financial statements.

3. Investments

The following presents investments that represent five percent or more of the Plan's net assets.

	December 31, 2006	December 31, 2005
American Funds Europacific Growth Fund, 160,611 and 135,820 shares, respectively	$ 7,478,053	$ 5,582,208
Forest City Enterprises, Inc. Common Stock, Class A, 310,313 and 290,464 shares, respectively	18,122,287	11,154,849
T. Rowe Blue Chip Growth Fund, 299,078 and 318,495 shares, respectively	10,686,041	10,408,424
T. Rowe Price Equity Index Trust, 280,210 and 294,159 shares, respectively	11,600,674	10,533,819
T. Rowe Price Stable Value Fund, 4,985,990 and 4,618,402 shares, respectively, at contract value	4,985,990	4,618,402

During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $11,874,254 as follows:

Investments in registered investment companies	$ 3,102,305
Investments in common trust funds	1,625,099
Common stock - Forest City Enterprises, Inc.	7,146,850
	$ 11,874,254

4. Related Party Transactions

The Plan invests in common stock of the Company, as well as shares of mutual funds managed by the Trustee, which qualify these transactions as party-in-interest transactions. The Plan held an investment in Forest City Enterprises, Inc. Class A common stock of $18,122,287 (310,313 shares) and $8,718,479 (290,464 shares) at December 31, 2006 and 2005, respectively, and the Plan held an investment in Forest City Enterprises, Inc. Class B common stock of $2,654,249 (44,123 shares) and $1,413,890 (47,906 shares) at December 31, 2006 and 2005, respectively.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions and all unallocated amounts would be allocated to the participants in accordance with the provisions of the Plan.

6. Tax Status

The Internal Revenue Service issued an opinion letter dated February 27, 2002, stating that the form of the prototype plan used by the Plan is acceptable under Section 401 of the Internal Revenue Code ("IRC"). Although the Plan has been amended since the opinion letter was issued, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan is exempt from federal income taxes.

Forest City 401(k) Employee Savings Plan & Trust
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

	Description	Number of Units	Cost	Current Value
	Registered investment companies:			
	Alger Small Cap Growth Fund	2,440	**	$ 60,211
	American Funds EuroPacific Growth Fund	160,611	**	7,478,053
	Boston Company Small-Cap Value Fund	46,859	**	1,165,840
	Columbia Acorn Fund, Z	49,642	**	1,474,856
	Dodge and Cox Stock Fund	19,788	**	3,036,725
	Dodge and Cox Balanced Fund	31,246	**	2,720,902
	Fidelity Contra Fund	22,316	**	1,454,990
	Lord Abbett Mid-Cap Value Fund	43,981	**	985,177
	PIMCO Low Duration Fund II	14,125	**	134,749
	PIMCO Total Return Fund, Administrative Shares	280,136	**	2,907,813
	Tradelink Investments Fund	31,023	**	31,023
*	T. Rowe Blue Chip Growth Fund	299,078	**	10,686,041
*	T. Rowe Price Equity Income Fund	39,466	**	1,166,235
*	T. Rowe Price Mid-Cap Growth Fund	55,229	**	2,965,255
*	T. Rowe Price Retirement 2005 Fund	24,482	**	284,231
*	T. Rowe Price Retirement 2010 Fund	80,857	**	1,283,193
*	T. Rowe Price Retirement 2015 Fund	47,115	**	582,815
*	T. Rowe Price Retirement 2020 Fund	136,881	**	2,374,893
*	T. Rowe Price Retirement 2025 Fund	68,749	**	884,112
*	T. Rowe Price Retirement 2030 Fund	100,055	**	1,860,017
*	T. Rowe Price Retirement 2035 Fund	23,970	**	315,689
*	T. Rowe Price Retirement 2040 Fund	62,515	**	1,172,161
*	T. Rowe Price Retirement 2045 Fund	14,136	**	174,858
*	T. Rowe Price Retirement Income Fund	28,000	**	367,638
	Wells Fargo Large Company Growth Fund-A	23,934	**	1,263,726
				46,831,203
	Common trust funds:			
*	T. Rowe Price Equity Index Trust	280,210	**	11,600,674
*	T. Rowe Price Stable Value Fund	4,985,990	**	4,943,609
				16,544,283
*	Common stock of Forest City Enterprises, Inc.:			
*	Class A	310,313	**	18,122,287
*	Class B	44,123	**	2,654,249
				20,776,536
*	Loans to participants, interest rates ranging 5.0% - 10.5%		$0	1,621,943
				$ 85,773,965

* Denotes party-in-interest.

** Participant-directed investment, cost information is omitted.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Forest City Enterprises, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOREST CITY 401(k) EMPLOYEE SAVINGS PLAN & TRUST
(Name of Plan)

June 28, 2007
(Date)

Thomas G. Smith,
Executive Vice President,
Chief Financial Officer and Secretary
Forest City Enterprises, Inc.

Exhibit Index

Exhibit Number	Description of Document
23-1	Consent of Grant Thornton LLP regarding Form S-8 (Registration No. 33-65058).
23-2	Consent of PricewaterhouseCoopers regarding Form S-8 (Registration No. 33-65058).

Exhibit No. 23-1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated June 19, 2007 accompanying the financial statements (which report expressed an unqualified opinion and contains an explanatory paragraph related to the adoption of Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans") included in the Annual Report of the Forest City 401(k) Employee Savings Plan & Trust on Form 11-K for the year ended December 31, 2006. We hereby consent to the incorporation by reference of said report in the Registration Statement of Forest City Enterprise, Inc.'s Form S-8 filed with the Securities and Exchange Commission on June 25, 1993 (File No. 33-65058).

Grant Thornton LLP

Cleveland, Ohio
June 19, 2007

Exhibit No. 23-2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 (No. 33-65058) of Forest City Enterprises, Inc. of our report dated June 27, 2006 relating to the financial statements of Forest City 401(k) Employee Savings Plan & Trust, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Cleveland, Ohio
June 28, 2007

END